EXHIBIT 1.1

LETTER OF INTENT

THIS BINDING LETTER OF INTENT (the “LOI”), is made this 11th day of January 2005, by Worldteq Group International, Inc. (“WTEQ”), a Nevada corporation, the persons executing this LOI listed on the signature page, (herein referred to as “WTEQ) and Harbin Yinhai Technology Development Company Ltd. ("YHT"), a corporation formed according to the laws of P.R.China. This LOI sets forth the terms and conditions upon which WTEQ shall enter into a binding acquisition agreement with YHT.

TERMS

WTEQ confirms that it currently has 40,706,190 shares of common stock outstanding ("common stock") which are planned to reverse split one for thirty (30 for 1) yielding an aggregate issued and outstanding shares total of 1,356,873. WTEQ and YHT contemplate an acquisition whereby WTEQ shall issue 10,000,000 shares of Common Stock to YHT shareholders as consideration for the purchase of their shares of YHT. The resulting capitalization structure will provide YHT ownership of approximately 90% of the then outstanding common stock. WTEQ pledges that no new shares will be issued to other parties except YHT unless this LOI is cancelled, except for a professional fee of approximately 220,000 shares (Post re-structure) currently payable to consultants.

All convertible preferred WTEQ stock ("preferred stock") will also be included in the planned reverse split of one for thirty (30 to 1), which convert into common stock at a ratio of 1:1. In addition, Jeffrey Lieberman, CEO of WTEQ, will agree to adjust his outstanding options to purchase 2,000,000 shares of common stock at an exercise price of $0.13 per share to purchasing 66,667 shares of common stock at an exercise price of $1.50 per share, and Brian Rosinski, VP of Sales of WTEQ, will agree to adjust his outstanding options to purchase 350,000 shares at an exercise price of $0.13 per share to purchasing 11,667 shares of common stock at an exercise price of $1.50 per share. WTEQ further guarantees that there are no additional outstanding options or toxic pill convertible debentures.

WTEQ will issue 10,000,000 (post-split) new shares to YHT shareholders in connection with the plan of exchange with YHT.

The above purchase and issuance will give YHT a 'controlling interest' in WTEQ representing approximately 90% of the issued and outstanding shares. YHT will maintain WTEQ's active trading status on the NASD’s Over-the-Counter Bulletin Board quotation market.

WTEQ will prepare and file the necessary Securities and Exchange Commission ("SEC") filings, including Forms 8-K. WTEQ will make all appropriate shareholder notifications in connection with the merger. YHT will pay all filing and compliance costs including their financial audits. YHT will also prepare the Plan of Exchange for this transaction.

Initials:____ ____

YHT agrees to provide audited financial statements of 2004 ("Audit Report") before the closing date, which is expected on March 9, 2005 (the "Closing"). This will be performed by a PCAOB member audit firm at YHT's expense. If YHT fails to provide Audit Report before the Closing, WTEQ shall have the unilateral right to rescind all agreements.

If holders of WTEQ stock are entitled to dissenter’s rights in connection with any action of WTEQ required to be completed prior to the Closing under General Corporation Law of the State of Nevada, WTEQ shall satisfy and pay such obligation to the Dissenting Shareholder immediately prior to, as an express condition to, the Closing.

WTEQ and/or its designated representatives shall complete a satisfactory review of the business and financial statements of YHT prior to the Closing.

WTEQ will eliminate all known or potential liabilities of WTEQ as of the closing date. This will include, but is not limited to, any notes payable, accounts payable, shareholder loans or accrued expenses, as well as any liabilities shown on its last quarterly report filed with the Securities and Exchange Commission prior to the Closing. The shareholders signing below will indemnify YHT concerning any known or unknown liabilities of WTEQ, which may arise following the acquisition for a period of three years after the Closing.

WTEQ will be responsible for the equity restructure to guarantee that YHT will have approximately 90% of WTEQ after the Closing.

In Conjunction with this Agreement, WTEQ and certain WTEQ shareholders and/or third parties shall enter into a separate agreement.

All deposits and payments are non-refundable so long as WTEQ certifies that the liabilities have been settled prior to the Closing. (Certification should include written statements by the Company's legal counsel and independent accountants). However, if WTEQ fails to settle all known or potential liabilities prior to the Closing, all deposits and payments made by YHT will be refunded. All currency amounts are in U.S. dollars.

WTEQ founding principals will retain the right to future use of the name Worldteq Group International, Inc. if the new management changes the corporate name.

The final acquisition shall be approved by both company’s board of directors. The final date of acquisition shall be no later than March 9, 2005 unless extended in writing by both parties.

Due diligence review - immediately upon signing this LOI, both parties shall have 30 days for completion of due diligence.

Controlling law - this LOI shall be construed under the laws of North
Carolina.

This LOI is binding and enforceable by both parties.

Initials:____ ____

IN WITNESS WHEREOF, the parties have executed this LOI on the date first above written.

Worldteq Group International, Inc. ("WTEQ")

By: /s/ Jeffrey Lieberman
Jeff Lieberman,
President, Chief Executive Officer,
Treasurer, and Chairman of the Board

Harbin Yinhai Technology Development Company Ltd. ("YHT ")

By: /s/ Ling Tian
Ling Tian
President